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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Commission File Number:  0-23224

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

           [_] Form 10-K [_] Form 10-KSB [_] Form 20-F [_] Form 11-K
                          [X] Form 10-Q [_] Form N-SAR
                        For Period Ended: March 31, 2002

                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form 10-KSB
                      [_] Transition Report on Form 20-F
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR
                      For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I-REGISTRANT INFORMATION

Full Name of Registrant:                     Great Lakes Aviation, Ltd.
Former Name if Applicable:
Address of Principal Executive Office:       1022 Airport Parkway
City, State and Zip Code:                    Cheyenne, Wyoming 82001

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]   (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)      The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.
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PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the financial statements to be included in such Form 10-Q, due to the fact that the Registrant has recently lost a number of key employees in its finance department. Thus, the Registrant requires additional time to complete and file its Form 10-Q for the quarterly period ended March 31, 2002.

     For the reasons set forth above, the Registrant cannot timely file its Quarterly Report on Form 10-Q without unreasonable effort or expense. The Registrant is in the process of completing the Form 10-Q and management believes that this will be after May 15, 2002 but on or before May 20, 2002.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Douglas G. Voss          (307)              432-7000
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          (Name)            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Great Lakes Aviation, Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2002                      By /s/ Doouglas G. Voss
     ------------                         -------------------------
                                          Douglas G. Voss
                                          President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.